File No: 82-34882

06016555

SCHEDULE 10

RECEIVED
2006 SEP -6 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Pennant Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Pennant Capital Management LLC

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Holding**
Pennant Offshore Partners, L.T.D.	2,501,197
Pennant Onshore Partners, L.P.	576,750
Pennant Onshore Qualified, L.P.	1,679,730
Pennant Spinnaker Fund, L.P.	1,042,110
Pennant Windward Fund, L.P.	1,985,740
Pennant Windward Fund, Ltd.	2,638,172
	10,423,699

5. Number of shares / amount of stock acquired

   10,423,699 shares

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

6. Percentage of issued class

   4.75%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary Shares

dlw 9/6

10. Date of transaction

Not advised

11. Date company informed

25 August 2006

12. Total holding following this notification

10,423,699 shares

13. Total percentage holding of issued class following this notification

4.75%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Shanny Looi – 01908 359100

16. Name and signature of authorised company official responsible for making this notification

Jon Green – Company Secretary

Date of notification

29 August 2006

File No: 82-34882
RECEIVED
2006 SEP -6 P 1:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number: 2108I
30 August 2006

Filtrona plc

Interim results for the six months ended 30 June 2006

Filtrona plc, the international, market leading, speciality plastic and fibre products supplier, today announces its interim results for the six months ended 30 June 2006.

- Sales were £282.9m (2005: £251.9m) up 12.3%.
- Operating profit before intangible amortisation was £32.4m (2005: £30.0m) up 8.0%.
- Profit before tax was £28.9m (2005: £26.3m) up 9.9%.
- Adjusted earnings per share were 8.5p (2005: 7.7p) up 10.4%.
- Interim dividend of 2.30p per share (2005: 2.13p) up 8.0%.
- Net debt of £117.4m (December 2005: £120.2m).

Commenting on today's announcement, Mark Harper, Chief Executive of Filtrona, said:

"These good results represent above trend organic growth for Filtrona and reflect the underlying strength of the company within its international niche markets."

Enquiries

Filtrona plc	Finsbury
Mark Harper, Chief Executive	James Leviton
Steve Dryden, Finance Director	Gordon Simpson
Tel: 01908 359 100	Tel: 020 7251 3801

Note

A webcast of today's analyst presentation will be available on www.filtrona.com by 5pm today.

Operating review

Filtrona is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies.

For the six months ended 30 June 2006, Filtrona has continued to perform well with revenues of £282.9m (2005: £251.9m) up 12.3%. Operating profit before intangible amortisation was £32.4m (2005: £30.0m) up 8.0%. Profit before tax was £28.9m (2005: £26.3m) up 9.9%.
At 30 June 2006, net debt was £117.4m with gearing improving to 85.1% (2005: 93.0%). Adjusted earnings per share were 8.5p (2005: 7.7p) up 10.4%.

The Board has declared an interim dividend up 8.0% to 2.30p per share (2005: 2.13p) which will be paid on 27 October 2006 to shareholders on the register on 29 September 2006 with an ex-dividend date of 27 September 2006.

Underlying like-for-like revenues at constant exchange rates were up 8.0%. Underlying like-for-like operating profits at constant exchange rates, and taking account of the benefit in 2005 from lower central services costs in the pre-demerger period, were also up 8.0%.

Plastic Technologies
Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Plastic Technologies delivered excellent revenue and profit growth driven by sustained investment in marketing programmes, new products and productivity improvements. Reported revenues were £151.5m (2005: £136.1m) up 11.3% with underlying like-for-like revenues at constant exchange rates up 7.0%. Reported operating profit increased to £22.1m (2005: £18.6m) up 18.8% with underlying like-for-like operating profit at constant exchange rates up 14.5%. Margins improved by 90 basis points to 14.6% (2005: 13.7%).

Protection and Finishing Products continued to achieve strong growth. At Moss, the continued success of new product introductions and further good progress in Continental Europe more than offset the challenging trading conditions in the UK which are expected to persist. The expansion of the Moss North European distribution hub was completed and this will yield important service benefits to the Continental European operations. Growth from the Central European operations was encouraging. The disposal of a small non-core plastic promotional products business was completed in February.

The Skiffy business continued to perform ahead of the forecasts set at the time of the acquisition in 2004 as a result of increased investment in marketing programmes and productivity improvements. A new Skiffy distribution operation in Poland is planned to commence operations in the second half of the year.

Alliance continued to progress as planned. A new manufacturing facility was established in Sao Paulo, Brazil as scheduled and further investment in tooling is underway. The Alliance Express network continued to trade well, benefiting from the ongoing marketing programme. The configuration of the Erie, Pennsylvania central warehouse was modified to achieve improved stocking density.

Performance at the MSI oil country tubular goods thread protector business was again particularly strong buoyed by the sustained high levels of drilling activity in the oil and gas sector. Additional investments in new production machinery and tooling at Houston, Texas and Vera Cruz, Mexico are delivering significant benefits.

Coated and Security Products continued to progress with satisfactory revenue growth. Volumes of printed tapes for promotions were depressed as some important customers in the tobacco sector reduced promotional activity. The Indonesian operation was relocated to the new Cigarette Filters facility in Surabaya and the printer in Richmond, US was upgraded to facilitate the printing of security applications. The requirement for productivity upgrades has generated the need for new slitting lines in the UK and US which will be installed during the second half of the year. Supplies of laminate for the new generation UK passport commenced and volumes built steadily through the period. In May the acquisition of the CORGI identity card printing operation was completed and the business has been successfully transferred to the Mold facility in North Wales where a major upgrade programme has been completed. Investment continues to be made in the development of proprietary security technologies for use across the business.

FractureCode has just concluded a three and a half year licence agreement with a major FMCG company and follow up activities are being undertaken after a successful launch at the May Intergraf Symposium. During the first half, investments in building the organisation and in further developing the handheld reader have, as expected, resulted in operating losses. FractureCode is expected to generate a meaningful contribution to Filtrona's profits in 2009.

The **Plastic Profile and Sheet** business achieved very strong growth as sales progressed positively at each of the North American facilities with excellent revenues from the point of purchase and aerospace markets. Performance was also assisted by the closure of the small Phoenix, Arizona facility at the start of the year and the transfer of volumes to the facilities at Chicago and Tacoma in the US and Monterrey, Mexico. Significant productivity and performance improvement was delivered at Chicago. As a result of business growth, facility expansions in the Netherlands and Mexico are due to become operational later in 2006 and early in 2007 respectively.

The Globalpack **Consumer Packaging** business in Brazil experienced a return of the tough trading conditions which characterised the majority of 2005. Although the business has continued to win new customers, margins on existing business have come under pressure due to market overcapacity, particularly in tubes. The third roll-on ball line came on stream successfully at the end of the first quarter and ball volumes continue to grow satisfactorily. The business is focused on both product innovation and operational cost reduction in response to the more challenging market conditions.

Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Fibre Technologies delivered good revenue growth though operating profits were level with the same period in 2005. Revenue was £131.4m (2005: £115.8m) up 13.5% and operating profit was £14.0m (2005: £14.0m). Margins were reduced by 150 basis points from 12.1% to 10.6% and operating profit at constant exchange rates was down 2.8%.

The **Cigarette Filters** business continued to encounter difficult conditions with a mixed performance across its manufacturing facilities. Overall volumes were up 0.3% with an encouraging 17.7% increase in special filters offset as expected by a 19.3% decline in monoacetate filters. The facility at Monterrey, Mexico has continued to incur higher than anticipated costs to achieve the appropriate levels of quality and productivity resulting in losses in the period. Forthcoming volume reductions in North America driven by an important customer's decision to transfer significant volumes of cigarette manufacturing out of that region has generated the need for a capacity review. Performance at the UK facility in Jarrow has improved, but the integration of new technologies after the closure of the Swiss operations held back results. In Asia, the transfer of the Indonesian business to a new and larger facility was successfully completed and the volumes produced in this facility are growing rapidly.

The Fibertec **Bonded Fibre Components** business progressed well in the period. The Ningbo, China facility moved into profitability as volumes continued to grow due both to production transfers and to new business won in the region. A plant expansion is due to commence later in the year to support the growth being achieved in China. The recovery in household products volumes has continued, new European and Asian business has been won in writing instruments, and significant new projects remain on track for commercialisation in the inkjet printer and medical products sectors. An investment programme to upgrade the facility in Reinbek, Germany is due to commence later in the year.

Prospects

These interim results represent an above trend performance in organic growth terms and Filtrona continues to seek investments to develop its niche market positions. The Board is confident that Filtrona will continue to progress satisfactorily in the second half of the year although financial performance is likely to be affected by a weaker dollar and higher interest rates.

Mark Harper
Chief Executive
30 August 2006

Consolidated income statement

	Note	**Six months ended 30 Jun 2006 £m**	Six months ended 30 Jun 2005 £m	Year ended 31 Dec 2005 £m
Revenue	2	**282.9**	251.9	513.7
Operating profit before intangible amortisation and demerger expense		**32.4**	30.0	57.8
Intangible amortisation		**(0.5)**	(0.4)	(0.8)
Demerger expense		**-**	-	(1.0)
Operating profit	2	**31.9**	29.6	56.0
Finance income	3	**4.7**	1.1	5.6
Finance expense	3	**(7.7)**	(4.4)	(11.6)
Profit before tax		**28.9**	26.3	50.0
Income tax expense	4	**(9.8)**	(9.2)	(17.0)
Profit for the period		**19.1**	17.1	33.0
Attributable to:				
Equity holders of Filtrona		**18.4**	16.5	31.6
Minority interests		**0.7**	0.6	1.4
Profit for the period		**19.1**	17.1	33.0
Earnings per share attributable to equity holders of Filtrona:				
Basic	5	**8.4p**	7.5p	14.4p
Diluted	5	**8.3p**	7.5p	14.4p

Consolidated balance sheet

	Note	30 Jun 2006 £m	30 Jun 2005 £m	31 Dec 2005 £m
Assets				
Property, plant and equipment	6	**177.6**	165.6	180.5
Intangible assets	7	**61.9**	57.3	63.0
Deferred tax assets		**3.0**	2.2	1.6
Total non-current assets		**242.5**	225.1	245.1
Inventories		**59.3**	59.7	59.8
Income tax receivable		**1.0**	0.6	1.6
Trade and other receivables		**91.9**	89.5	85.6
Derivative assets		**0.4**	0.1	0.1
Cash and cash equivalents	8	**20.8**	36.6	30.7
Total current assets		**173.4**	186.5	177.8
Total assets		**415.9**	411.6	422.9
Equity				
Issued capital		**54.8**	54.8	54.8
Capital redemption reserve		**0.1**	0.1	0.1
Other reserve		**(132.8)**	(132.8)	(132.8)
Translation reserve		**4.0**	3.3	5.3
Retained earnings		**206.2**	187.7	197.3
Attributable to equity holders of Filtrona		**132.3**	113.1	124.7
Minority interests		**5.7**	4.7	5.6
Total equity		**138.0**	117.8	130.3
Liabilities				
Interest bearing loans and borrowings		**137.3**	130.0	145.2
Retirement benefit obligations		**36.1**	34.7	35.8
Other payables		**3.4**	2.6	2.1
Provisions		**2.8**	7.2	2.5
Deferred tax liabilities		**11.6**	11.6	11.4
Total non-current liabilities		**191.2**	186.1	197.0
Bank overdrafts		**0.3**	1.3	5.0
Interest bearing loans and borrowings		**0.6**	14.9	0.7
Derivative liabilities		**0.3**	-	0.8
Income tax payable		**12.2**	15.2	15.2
Trade and other payables		**69.8**	72.6	68.9
Provisions		**3.5**	3.7	5.0
Total current liabilities		**86.7**	107.7	95.6
Total liabilities		**277.9**	293.8	292.6
Total equity and liabilities		**415.9**	411.6	422.9

Consolidated statement of cash flows

	Note	**Six months ended 30 Jun 2006 £m**	Six months ended 30 Jun 2005 £m	Year Ended 31 Dec 2005 £m
Operating activities				
Profit before tax		**28.9**	26.3	50.0
Adjustments for:				
Net finance expense		**3.0**	3.3	6.0
Intangible amortisation		**0.5**	0.4	0.8
Depreciation		**11.4**	10.4	22.1
Share option expense		**0.7**	0.6	1.1
Other items		**(0.6)**	1.1	1.1
Increase in inventories		**(2.0)**	(3.5)	(2.2)
Increase in trade and other receivables		**(9.0)**	(10.8)	(4.7)
Increase in trade and other payables		**3.7**	7.8	2.1
Acquisition of employee trust shares		**-**	(1.0)	(1.0)
Other cash movements		**(1.0)**	(0.2)	(4.6)
Cash inflow from operating activities		**35.6**	34.4	70.7
Income tax paid		**(11.6)**	(5.2)	(13.8)
Net cash inflow from operating activities		**24.0**	29.2	56.9
Investing activities				
Interest received		**0.5**	0.5	1.2
Acquisition of property, plant and equipment		**(15.9)**	(15.1)	(38.2)
Proceeds from sale of property, plant and equipment		**0.9**	0.8	0.9
Acquisition of businesses net of cash acquired		**(0.5)**	-	(4.6)
Proceeds from sale of businesses		**0.3**	-	-
Other investing cash flows		**(0.5)**	(0.1)	(0.4)
Net cash outflow from investing activities		**(15.2)**	(13.9)	(41.1)
Financing activities				
Interest paid		**(3.9)**	(3.6)	(6.7)
Dividends paid to equity holders		**(9.3)**	-	(4.7)
(Repayments of)/proceed from short term loans		**(0.1)**	13.8	(0.6)
(Repayments of)/proceeds from long term loans		**(0.2)**	121.3	133.7
Capital contributions from former parent company		**-**	4.2	4.2
Repayments to former parent company		**-**	(147.0)	(147.0)
Net cash outflow from financing activities		**(13.5)**	(11.3)	(21.1)
Net (decrease)/increase in cash and cash equivalents		**(4.7)**	4.0	(5.3)
Net cash and cash equivalents at the beginning of the period		**25.7**	29.7	29.7
Net (decrease)/increase in cash and cash equivalents		**(4.7)**	4.0	(5.3)
Net effect of currency translation on cash and cash equivalents		**(0.5)**	1.6	1.3
Net cash and cash equivalents at the end of the period	8	**20.5**	35.3	25.7

Consolidated statement of recognised income and expense

	Six months ended 30 Jun 2006 £m	Six months ended 30 Jun 2005 £m	Year ended 31 Dec 2005 £m
Recognition of defined benefit pension schemes on demerger:			
Actuarial loss	**-**	(34.7)	(34.7)
Deferred tax credit on actuarial loss	**-**	10.5	10.5
Other actuarial losses on defined benefit pension schemes	**(1.3)**	-	(2.0)
Deferred tax credit on other actuarial losses on defined benefit pension schemes	**0.4**	-	0.7
Movement on cash flow hedge	**-**	0.1	(0.1)
Foreign exchange translation differences	**(1.4)**	5.1	7.4
Income and expense recognised directly in equity	**(2.3)**	(19.0)	(18.2)
Profit for the period	**19.1**	17.1	33.0
Total recognised income and expense for the period	**16.8**	(1.9)	14.8
Attributable to:			
Equity holders of Filtrona	**16.2**	(2.7)	12.9
Minority interests	**0.6**	0.8	1.9
Total recognised income and expense	**16.8**	(1.9)	14.8

Notes

1. Basis of preparation

This interim financial information has been prepared and approved by the Directors in accordance with the accounting policies that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 December 2005.

The accounting policies, which conform to IFRS, have been consistently applied to all periods presented.

The figures for the six months to 30 June 2006 and 30 June 2005 are unaudited and do not constitute statutory accounts of Filtrona within the meaning of Section 240 of the Companies Act 1985. However, the auditors have carried out a review of the figures to 30 June 2006 and their report is set out in the Independent Review Report. The comparative figures for the financial year ended 31 December 2005 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Summarised segmental analysis

	Revenue			Operating profit		
	Six months ended 30 Jun 2006 £m	Six months ended 30 Jun 2005 £m	Year ended 31 Dec 2005 £m	**Six months ended 30 Jun 2006 £m**	Six months ended 30 Jun 2005 £m	Year ended 31 Dec 2005 £m
Plastic Technologies	**151.5**	136.1	273.3	**22.1**	18.6	37.6
Fibre Technologies	**131.4**	115.8	240.4	**14.0**	14.0	26.9
Central Services	-	-	-	**(3.7)**	(2.6)	(6.7)
	282.9	251.9	513.7	**32.4**	30.0	57.8
Intangible amortisation				**(0.5)**	(0.4)	(0.8)
Demerger expense				-	-	(1.0)
Total	**282.9**	251.9	513.7	**31.9**	29.6	56.0

3. Net finance expense

	Six months ended 30 Jun 2006 £m	Six months ended 30 Jun 2005 £m	Year ended 31 Dec 2005 £m
Finance income			
Bank deposits	**0.5**	0.5	1.1
Other finance income	**0.1**	-	0.1
Expected return on pension scheme assets	**4.1**	0.6	4.4
	4.7	1.1	5.6
Finance expense			
Loans and overdrafts	**(3.8)**	(2.1)	(5.4)
Former parent company financing	-	(1.7)	(1.7)
Other finance expense	-	-	(0.1)
Interest on pension scheme liabilities	**(3.9)**	(0.6)	(4.4)
	(7.7)	(4.4)	(11.6)
Net finance expense	**(3.0)**	(3.3)	(6.0)

4. Income tax expense

A tax expense of 34% (six months ended 30 Jun 2005: 35%, year ended 31 Dec 2005: 34%) on the profit of the underlying operations has been provided based on the estimated effective tax rate for the year.

Income tax expense in the UK is £0.5m (six months ended 30 Jun 2005: £0.5m, year ended 31 Dec 2005: £1.1m).

5. Earnings per share

	Six months ended 30 Jun 2006 £m	Six months ended 30 Jun 2005 £m	Year ended 31 Dec 2005 £m
Profit for the period attributable to equity holders of Filtrona	**18.4**	16.5	31.6
Adjustment*	**0.3**	0.3	1.2
Adjusted profit for the period attributable to equity holders of Filtrona	**18.7**	16.8	32.8
Basic weighted average ordinary shares in issue (million)	**218.9**	219.3#	219.1#
Dilutive effect of employee share option plans (million)	**2.1**	0.2	0.8
Diluted weighted average ordinary shares (million)	**221.0**	219.5	219.9
Basic earnings per share	**8.4p**	7.5p	14.4p
Adjustment*	**0.1p**	0.2p	0.6p
Adjusted earnings per share	**8.5p**	7.7p	15.0p
Diluted basic earnings per share	**8.3p**	7.5p	14.4p

* The adjustment relates to intangible amortisation and demerger expense less tax relief thereon

\# The number of ordinary shares issued on demerger was used as the weighted average number for the period prior to demerger

6. Property, plant and equipment

During the period Filtrona spent £15.9m on land and buildings, plant and machinery and fixtures, fittings and equipment.

Land and buildings, plant and machinery and fixtures, fittings and equipment with a net book value of approximately £1.1m were disposed of for proceeds of £0.9m.

7. Intangible assets

During the period Filtrona purchased certain assets and the business of the CSL Digital Print division of CORGI Services Limited and, concurrently, entered into a five year agreement with CORGI Group Limited for the exclusive supply of gas installer identity cards. The value of this agreement and the customer list attached to the business is included on the balance sheet as an intangible asset.

8. Analysis of net debt

	30 Jun 2006 £m	30 Jun 2005 £m	31 Dec 2005 £m
Cash at bank and in hand	**17.4**	29.0	22.6
Short term deposits repayable on demand	**2.9**	5.8	7.1
Short term deposits not repayable on demand	**0.5**	1.8	1.0
Cash and cash equivalents	**20.8**	36.6	30.7
Overdrafts	**(0.3)**	(1.3)	(5.0)
Net cash and cash equivalents	**20.5**	35.3	25.7
Debt due within one year	**(0.6)**	(14.9)	(0.7)
Debt due after one year	**(137.3)**	(130.0)	(145.2)
Net debt	**(117.4)**	(109.6)	(120.2)

9. Dividends

	Per share			Total		
	Six months ended 30 Jun 2006 p	Six months ended 30 Jun 2005 p	Year ended 31 Dec 2005 p	**Six months ended 30 Jun 2006 £m**	Six months ended 30 Jun 2005 £m	Year ended 31 Dec 2005 £m
2005 interim:						
paid 31 October 2005		2.13	2.13		4.7	4.7
2005 final:						
paid 28 April 2006			4.27			9.3
Proposed 2006 interim:						
payable 27 October 2006	**2.30**			**5.0**		
	2.30	2.13	6.40	**5.0**	4.7	14.0

The proposed interim dividend for 2006 of 2.30p per 25p ordinary share will be paid on 27 October 2006 to equity holders on the share register on 29 September 2006.

10. Related party transactions

There were no significant related party transactions during the period.

11. Exchange rates

The principal exchange rates for Filtrona were:

	Average			Closing		
	Six months ended 30 Jun 2006	Six months ended 30 Jun 2005	Year ended 31 Dec 2005	**Six months ended 30 Jun 2006**	Six months ended 30 Jun 2005	Year ended 31 Dec 2005
US$:£	**1.79**	1.86	1.81	**1.85**	1.77	1.72
€:£	**1.46**	1.46	1.47	**1.45**	1.48	1.46

Independent Review Report to Filtrona plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, consolidated balance sheet, consolidated statement of cash flows, consolidated statement of recognised income and expense and related notes. We have read the other information contained in the Interim Statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Statement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of Filtrona management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

KPMG Audit Plc
Chartered Accountants
London
30 August 2006